Exhibit 12.1

Ratio of Earnings to Fixed Charges for the Years Ended (dollars in thousands):

	2016	2015	2014	2013	2012
Loss before tax	$(86,350)	$(118,290)	$(59,201)	$(169,421)	$(170,068)
Fixed charges	18,863	20,461	18,892	34,506	18,302

Adjusted loss	(67,487)	(97,829)	(40,309)	(134,915)	(151,766)
Fixed Charges:
Interest expense	18,677	20,180	18,575	34,179	18,091
Interest expense on rent	186	281	317	327	211

Total fixed charges	18,863	20,461	18,892	34,506	18,302

Ratio of earnings to fixed charges (1)	—	—	—	—	—

Coverage deficiency	(86,350)	(118,290)	(59,201)	(169,421)	(170,068)

(1)	Our earnings were insufficient to cover fixed charges in each of the five years ended December 31, 2016 and accordingly, ratios are not presented.